August 22, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-16789

Dear Mr. Rosenberg:

This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated July 31, 2014 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(M) Revenue Recognition

Sales Incentive Arrangements, page F-16

1.	On page 66 of your MD&A you state in your discussion of Sales Returns and Other Allowances, that “From time to time, we also enter into sales incentive arrangements with our retail customers, which generally reduce the sale prices of our products. As a result, we must establish allowances for potential future product returns and claims resulting from our sales incentive arrangements against product revenue recognized in any reporting period.” Please provide us:

•	A description of the key components of the sales incentive arrangements.

•	The basis for your accounting for them and reference for us the authoritative literature you relied upon to support your accounting.

Response to Comment No. 1

Net revenue from our Consumer Diagnostics business was $105.1 million in 2013, or 3.5% of total net revenue. Included in this net revenue for 2013 were $2.3 million of license and royalty revenue and $102.8 million of net product sales and services revenue. Within the net product sales and services revenue, during the year ended December 31, 2013, $79.3 million, or 2.6% of total net product sales and services revenue, related to product sales and services revenue associated with our joint venture with Procter & Gamble (P&G) and $23.5 million, or 0.8% of total net product sales, related to direct product sales to customers. Net revenue from product sales to our joint venture with P&G are generally made at fixed sales prices and are not subject to reductions for sales incentive arrangements made to retail customers. The balance of our net product sales and services revenue, or $23.6 million, are generally made to retail customers and are frequently subject to sales incentive arrangements. Net product sales and services revenue relating to our retail customers for 2012 and 2011 were $24.9 million, or 0.9% of total net product sales and services revenue during 2012 and $20.1 million, or 0.8% of total net product sales and services revenue during 2011.

Sales to our retail customers may involve sales incentive arrangements, such as temporary price reduction programs and cooperative or branding allowances. Our retail customers include retail drug stores, drug wholesalers, groceries and mass merchandisers.

Temporary price reduction, or TPR, programs are in-store programs where the product is marked down at the shelf level. For example, $2.00 off, 50% off, or buy one, get one free. These programs usually run for one month, but can vary based on the customer. Cooperative or branding allowances are agreements based on a percentage of our sales to the customer and typically include an annual allowance provided to the customer that has to be used by the customer to fund certain programs, such as TPR programs or advertising, throughout the year. The customer decides on which programs and how many programs to run with these funds.

The accounting for our sales incentive arrangements may involve the use of estimates. We develop a reserve amount for each sales incentive arrangement specific to the customer and record the reserve as a contra amount to product sales. Incentive programs like our cooperative and branding allowance programs, referred to above, are very straightforward in nature, such as where there is an X% of sales arrangement based on our sales to the customer, for which no estimation is required for reserve purposes. For other incentive programs, however, like our TPR programs referred to above, the reserve may require an estimate based on the customer’s retail sales. In these cases, we base our estimation on historical experience with similar product and customer promotional programs in accordance with the authoritative guidance in ASC 605-50.

Services Revenue, page F-17

2.

You disclose that “Some contracts provide that a portion of our fees are at risk if our customers do not achieve certain financial cost savings or we do not achieve certain other clinical and operational metrics, over a period of time, typically one year.”

Please provide us an analysis that more fully describes the nature of the financial cost savings and other clinical and operational metrics, and that supports your accounting for the at risk fees. Reference for us the authoritative literature you relied upon. In your response, please ensure you address how you have met the criteria that the fee be fixed or determinable.

Response to Comment No. 2

We have various contracts that provide for a portion of our fees to be at-risk (i.e., refundable to the customer), subject to performance against financial cost savings and clinical criteria. We do not recognize revenue for amounts subject to refund if: (i) we do not have sufficient information to calculate performance measurements; or (ii) interim performance measurements indicate that we are not meeting performance targets. If either of these two conditions exists, we record the amounts in a deferred revenue account, which is included in “accrued liabilities” in the consolidated balance sheets. If we do not meet performance levels by the end of the operations period under the contract, we are contractually obligated to refund some or all of the at-risk fees.

At-risk revenues are typically calculated as a percentage of service fees. For example, Customer A’s contract with us may require that we answer incoming calls at our care center within 30 seconds. If we fail to meet this requirement, we will have to refund a percentage (usually 1 – 2%) of service fees for the operations period (typically a 12-month period). In this example, if we are not meeting this requirement on an interim basis, we would record these at-risk fees as deferred revenue in a current liability account, “accrued liabilities,” in the consolidated balance sheets. If we are meeting this requirement on an interim basis, we would record these at-risk fees as revenue as they are earned, upon performance.

Specific examples of programs which sometimes include at-risk fee arrangements include: (i) our congestive heart failure program through which we utilize biometric devices in home settings in conjunction with remote monitoring through nurse call centers and (ii) our complex case management programs in which we utilize nurses to manage care plans for seriously ill individuals. Through these and similar programs, we believe that as a direct result of the services that we render, outcomes and resultant costs can be improved when measured over sufficient time and populations as compared to unmanaged populations. While the savings which result from the programs accrue to the benefit of our customers, they are achieved through the design and execution of our programs and through the skill with which we deliver our services, elements which we believe our within our control. Only in instances where we believe we have the ability to sufficiently influence outcomes do we agree to outcomes related at-risk fee arrangements.

We use historical claims data to gather information on our customers’ historical cost per participant and historical health care services utilization to estimate potential savings that will result from the implementation of our health enhancement programs. To measure our performance, we use various forms of available data, such as current claims data, program participation rate, utilization data and care center operating statistics. Also, we maintain a database of the clinical care provided to all participants as they are enrolled in our programs. Through our analysis of this data, we compare compliance rates and/or the overall cost per participant incurred during the relevant contract period to the cost per participant either in the base period prior to commencing our services or for patients included in the customer’s coverage group for whom we do not provide services. Therefore, we have timely access to medical care utilization trends that impact the cost of care which allows us to determine how the costs under the programs are trending, which in turn allows us to objectively measure our actual performance against contractual benchmarks.

We believe that achievement of the performance criteria is under our control and that sufficient interim data exists to reliably assess actual performance against the fiscal cost savings criteria of the contracts. We calculate at-risk revenues earned consistent with Method 2 of ASC 605-20-S99-1. We do not attempt to predict future changes in performance levels in making such assessments. Therefore, we believe that the criteria outlined in ASC 605-10-S99-1 and related literature have been met and the fees are fixed and determinable.

Note 4 – Business Combinations, page F-23

3.	Regarding your 2013 acquisitions, please tell us:

•	How your “purchase price” complies with the accounting and disclosure requirements for “consideration transferred” in ASC 805-30-30-7 and 805-30-50-1.b.; and

•	How your accounting and disclosure for “settlement of pre-existing arrangements” complies with ASC 805-10-25-20 and 805-10-50-2.e.

Response to Comment No. 3

All elements of consideration transferred in each of our 2013 business combinations have been measured at acquisition-date fair value, in accordance with ASC 805-30-30-7. Our disclosures regarding our business combinations, in accordance with ASC 805-30-50-1.b, included a schedule which detailed the acquisition-date fair value of each major class of consideration, including assets acquired, liabilities assumed, contingent consideration, the settlement of pre-existing arrangements, non-controlling interest, deferred purchase consideration, resulting goodwill and a bargain purchase gain.

With regard to settlements of pre-existing arrangements, we had the following pre-acquisition relationships in place with Epocal:

(i)	Revolving Credit Agreement, dated as of November 30, 2009, under which we provided a revolving line of credit to Epocal and, from time to time, made loans to Epocal. Under the terms of the Agreement, interest on the outstanding principal amount of any loan accrued at a rate per annum of 7%, which was deemed to be an at market rate of interest. As of the date of acquisition, the outstanding principal, plus interest, under the revolving line of credit amounted to $7.0 million.

(ii)

License Agreement, dated April 8, 2011, under which Epocal granted to us rights to manufacture, develop, improve, market, distribute and sell certain Epocal products. We paid Epocal an $18.0 million upfront license fee as full consideration of the rights under the License Agreement. We recorded this fully paid, perpetual license on our balance sheet at the time of execution, given there were no further obligations or involvement by the counterparty, and began amortizing this license over an estimated useful life of approximately 12 years. As of the date of acquisition, the license had a net carrying value of approximately $15.2 million.

With respect to the Revolving Credit Agreement, the carrying value of the loan receivable on our books was not deemed to be impaired and the terms of the agreement were consistent with a current arm’s-length transaction. Therefore, the carrying value approximated fair value at the date of acquisition.

With respect to the License Agreement, given it was a fully-paid, perpetual license with no further associated obligations by either party and there were no future payments that could potentially be off-market, we effectively controlled the economic rights to this asset of Epocal. At the time of the acquisition, the carrying value of this asset was not impaired and we included this asset in our purchase accounting.

With regard to the pre-existing arrangement relating to our acquisition of the Liberty business, we had entered into an arrangement whereby we issued a $40.0 million short-term note in December 2012, under which we obtained a call option to purchase certain of the assets of the issuer of the note. The note bore an interest rate of 3.25% per annum. Under the terms of the option, we could exercise the option and satisfy the purchase price by cancellation of the principal amount of the note. On February 4, 2013, we exercised the option. On February 15, 2013, the issuer of the note filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Subsequently, in April, we entered into an amendment of the option agreement and settlement stipulation related to these matters. On April 26, 2013, we settled our $40.0 million note receivable with the issuer of the note. In exchange for our surrender of the note, we acquired the Liberty business for $17.5 million and received $22.5 million in cash, along with all accrued and unpaid interest, which were deemed to be fair value settlements of the note.

We do not believe that these items represent settlements of pre-existing arrangements (as contemplated in ASC 805-10-25-20 and 805-10-55-20 to 55-22) that should be recognized separately from the business combination, as there are no off-market future payments associated with either the loans or the prepaid license agreement.

Note 25 – Guarantor Financial Information, page F-73

4.	You state that “Our 7.25% senior notes due 2018, our 8.625% senior subordinated notes due 2018, and our 6.5% senior subordinated notes due 2020 are guaranteed by certain of our consolidated wholly owned subsidiaries, or the Guarantor Subsidiaries.” Please confirm to us, if true, that the Guarantor Subsidiaries are 100% owned as required by Rule 3-10 of Regulation S-X.

Response to Comment No. 4

We confirm that the Guarantor Subsidiaries are 100% owned by Alere Inc. as required by Rule 3-10 of Regulation S-X.

*        *        *         *        *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the contents of this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Namal Nawana, Interim Chief Executive Officer & President

David Teitel, Chief Financial Officer

Ellen Chiniara, General Counsel